                                              Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767


                   CARMAX GROUP REPORTS RECORD FOURTH QUARTER
                   ------------------------------------------
                           AND FISCAL YEAR 2002 SALES
                           --------------------------

           Expects Fourth Quarter CarMax Group Earnings per Share of
           ---------------------------------------------------------
                             Approximately 17 Cents
                             ----------------------

Richmond, Va., March 6, 2002 - In a separate release, Circuit City Stores, Inc. today reported fourth quarter and fiscal 2002 sales for the company, including record fourth quarter and fiscal 2002 sales for the CarMax Group (NYSE:KMX) and fourth quarter and fiscal 2002 earnings expectations for the CarMax Group.

Total sales for the CarMax Group rose 22 percent for the quarter ended February 28, 2002, to $779.3 million from $640.0 million in the same period last year. Comparable store dollar sales rose 23 percent, and comparable store unit sales rose 22 percent. Comparable store used-vehicle dollar sales rose 25 percent, and comparable store used-vehicle unit sales rose 23 percent. Comparable store new-vehicle dollar sales rose 12 percent, and comparable store new-vehicle unit sales rose 11 percent.

For the fiscal year ended February 28, 2002, total sales for the CarMax Group rose 28 percent to $3.20 billion from $2.50 billion in the prior year. Comparable store dollar sales rose 28 percent, and comparable store unit sales rose 23 percent. Comparable store used-vehicle dollar sales rose 30 percent, and comparable store used-vehicle unit sales rose 24 percent. Comparable store new-vehicle dollar sales rose 24 percent, and comparable store new-vehicle unit sales rose 21 percent.

"Our fourth quarter sales increase reflects a continuation of the strong used-car unit sales growth we experienced through the first nine months of the fiscal year," said W. Austin Ligon, president of CarMax. "New-car unit growth and used-car unit growth received an above-trend boost in December, as they had in the third quarter, from customers drawn into the market by the new-car manufacturers' zero-percent financing incentives. Once manufacturers largely replaced zero-percent financing with more conventional incentives in early January, our customer-preferred approach to automobile retailing continued to drive used-car unit sales growth for the January and February period in line with the 20 percent level we saw in the first half of the year. Although new-car unit sales declined in January roughly in line with the industry decline, comparable store new-car unit sales grew modestly in February."

                                     -more-

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CarMax Group
Page 2 of 4

Percent Vehicle Sales by Category
---------------------------------

                                               Three Months                             Fiscal Year
                                             Ended February 28                       Ended February 28
                                     ---------------------------------       ----------------------------------
                                                2002             2001                    2002             2001
                                                ----             ----                    ----             ----
Vehicle Dollars:
     Used Vehicles                               85%              82%                     82%              81%
     New Vehicles                                15%              18%                     18%              19%
                                     ---------------- ----------------       ----------------- ----------------
Total                                           100%             100%                    100%             100%
                                                                             ----------------- ----------------
                                     ---------------- ----------------

Vehicle Units:
     Used Vehicles                               89%              88%                     87%              87%
     New Vehicles                                11%              12%                     13%              13%
                                     ---------------- ----------------       ----------------- ----------------
Total                                           100%             100%                    100%             100%
                                     ---------------- ----------------       ----------------- ----------------

Comparable Store Sales Growth
-----------------------------

                                     FY02                                             FY01
                    ----------------------------------------      --------------------------------------------
                       1Q      2Q     3Q       4Q      FY02           1Q        2Q        3Q      4Q      FY01
                       --      --     --       --      ----           --        --        --      --      ----
Vehicle Dollars:
  Used Vehicles       28%      30%    36%       25%      30%         13%       18%      15 %      28%     19%
  New Vehicles        23%      14%    51%       12%      24%         24%       17%      (4)%       4%      9%
  Total               27%      27%    38%       23%      28%         14%       18%      11 %      23%     17%

Vehicle Units:
  Used Vehicles       20%      22%    29%       23%      24%          8%       13%      11 %      19%     13%
  New Vehicles        19%      12%    46%       11%      21%         23%       16%      (3)%       3%      9%
  Total               20%      21%    31%       22%      23%         10%       13%       9 %      17%     12%

Average Retails
---------------

                                    FY02                                              FY01
                 -------------------------------------------     ----------------------------------------------
                    1Q       2Q      3Q       4Q      FY02          1Q        2Q        3Q       4Q       FY01
                    --       --      --       --      ----          --        --        --       --       ----
Used Vehicles    $15,100  $15,300  $15,100  $15,000  $15,100     $14,200   $14,400   $14,400  $14,700   $14,400
New Vehicles     $23,200  $22,800  $23,500  $23,100  $23,100     $22,500   $22,400   $22,700  $23,100   $22,600
Blended Average
                 $16,200  $16,300  $16,300  $15,800  $16,200     $15,300   $15,500   $15,400  $15,700   $15,500

Store Openings
--------------
CarMax opened two superstores at the end of the fourth quarter, the first stores opened as part of the resumption of geographic growth detailed in the expansion plan CarMax announced on March 26, 2001. On February 25, 2002, CarMax opened a satellite superstore in Merrillville, Ind., in the greater Chicago market. On February 26, CarMax entered the mid-sized market of Greensboro, N.C., with a standard-sized superstore.

                                     -more-

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CarMax Group
Page 3 of 4


Fourth Quarter and Fiscal Year 2002 Earnings Expectations
---------------------------------------------------------
"We now expect fourth quarter net earnings per CarMax Group share of approximately 17 cents, the top end of the range we had estimated when we increased the fourth quarter earnings expectation on February 6, 2002," said Ligon. "Our comparable store used unit sales growth continues to generate substantial leverage for fixed expenses and corporate overhead, and we have continued to benefit from a lower cost of funds, which has increased the yield spreads for our finance operation. We also were fortunate to experience no major negative effect on sales from winter weather conditions during the fourth quarter." Earnings per share reported for the CarMax Group in the fourth quarter of the prior fiscal year were 7 cents.

"For the fiscal year, we expect earnings per CarMax Group share of approximately 82 cents compared with the prior year's earnings per share of 43 cents," Ligon said. "We plan to announce our sales, earnings and new-store opening expectations for the new fiscal year, fiscal 2003, when the company releases fourth quarter and year-end earnings on April 2, 2002."

The Circuit City Group (NYSE:CC) holds a retained interest in the CarMax Group. CarMax expects that earnings attributed to the Circuit City Group stock will be approximately 6 cents per Circuit City Group share for the fourth quarter compared with 3 cents per share in the same period last year. For the fiscal year, CarMax expects that earnings attributed to the Circuit City Group for the fiscal year ended February 28, 2002, will be approximately 31 cents per Circuit City Group share compared with 17 cents per share in the prior fiscal year.

Split-Off
---------
On February 22, 2002, Circuit City Stores, Inc. (NYSE:CC, KMX) announced that its board of directors has authorized management to initiate a process that would separate its CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free split-off in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become a separate publicly traded company.

CarMax is the nation's leading specialty retailer of used cars. With headquarters in Richmond, Va., CarMax currently operates 40 retail units in 38 locations, including 35 used-car superstores. CarMax also operates 18 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the CarMax Web site at www.CarMax.com.

CarMax is a subsidiary of Circuit City Stores, Inc. Circuit City Stores, Inc. has two series of common stock, one of which is the CarMax Group stock, which tracks the performance of the CarMax operations, and the other of which is the Circuit City Group stock, which tracks the performance of the Circuit City Group operations and the retained interest in the CarMax Group. A portion of the earnings of the CarMax business is attributed to the CarMax Group stock; the balance is attributed to the Circuit City Group stock.

                                     -more-

CarMax Group
Page 4 of 4


This release contains forward-looking statements, which are subject to risks and uncertainties. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the Circuit City Stores, Inc. SEC filings.

                                      # # #

 Contact: Dandy Barrett, Director of CarMax Investor Relations, (804) 935-4591
         Ann Collier, Vice President of Financial and Public Relations,
                    Circuit City Stores, Inc., (804) 527-4058